

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

April 28, 2006

Mr. Douglas E. Fears
Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave, Suite 1400
Tulsa, Oklahoma 74119-3623

> **Re: Helmerich & Payne, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed December 13, 2005**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2005**
> **Filed February 7, 2006**
> **Response Letter Dated April 17, 2006**
> **File No. 1-4221**

Dear Mr. Fears:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2005

Management Discussion and Analysis of Results of Operations and Financial Condition, page 19

1. We note you refer to your Annual Report to provide information required by certain items of Form 10-K. In your amended filing, include an express statement that the specified matter is incorporated by reference and the exhibit index number which includes this information. Refer to Rule 12b-23, under General Instruction C of Form 10-K.

Note 14 – Segment Information, page 58

2. We note your response to comment 21 in our letter dated April 4, 2006. The confidential materials that you have provided indicate that in the case of international drilling, each country's operations constitute a separate operating segment as contemplated by SFAS 131, paragraph 10. As such, please provide an aggregation analysis to us support aggregation of all or some countries based the criteria described in SFAS 131, paragraph 17. Please note that we expect an analysis of economic characteristics such as gross margin in addition to criteria listed in (a) through (e) of that paragraph.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

Sincerely,

April Sifford
Branch Chief